UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:
June 30, 2017

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

Delaware	27-1288581
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
(Full mailing address of principal executive offices)

(480) 500-6800
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Since our incorporation in October 2009, we have been engaged primarily in design and development of the Elio, and we obtained loans, investments and reservations to fund that development.  We are considered to be a development stage company, since we devote substantially all of our efforts to the establishment of our business and planned principal operations have not commenced.  We completed the initial design for the Elio as well as our business model in December 2012.  In 2013, we began accepting reservations for the Elio, purchased manufacturing equipment, built two prototypes and secured a manufacturing facility. During 2014, we sourced suppliers and services providers, built two prototypes and applied for the ATVM loan (described below).  In 2015, we built an additional prototype, engaged in a convertible subordinated note offering, and filed an offering statement with the SEC under Regulation A, which was approved on November 20, 2015 and closed February 16, 2016 after successfully raising $15,819,993, net of offering costs.  During 2016, we continued engineering design and development, created the initial bill of materials, built three engineering prototypes, obtained partial release of reservation deposits from a credit card processing company and pursued additional equity funding.  The primary focus for the six months ended June 30, 2017 has been on raising additional funding through debt and equity offerings.

Cash investment has totaled $36,524,964, net of related expenses, from incorporation through June 30, 2017 and loans have totaled $38,472,639 from incorporation through June 30, 2017.  We have also obtained reservation deposits from persons desiring to reserve an Elio totaling $27,980,406 through June 30, 2017.

While we have raised significant amounts of funding since the inception of our company, designing and launching the production of a vehicle is highly capital-intensive.  We have encountered delays with respect to our development schedule in the past, due primarily to delays in funding.  These funding delays also resulted in our having to obtain extensions from our lenders and lessor.  Fortunately, the lenders and lessor, which are most critical to our future success, have been cooperative.

As described in this report, we are continuing to make progress with respect to the Elio’s development, despite the lack of sufficient cash, due to (1) public support and acceptance of the Elio, as evidenced by the successful crowdfunded Regulation A offering and reservation deposits, and (2) the commitment of persons closely connected to our company, such as Stuart Lichter.  As of June 30, 2017, Mr. Lichter has invested $700,000 through the private placement of the Company’s Common Stock, converted over $8.5 million of loans and accrued interest into shares of Common Stock and extended the maturity dates of other loans to July 2018 and January 2019.  He also controls CH Capital Lending and Shreveport Business Park, which have extended and/or deferred payment terms and waived fees.

On May 31, 2017, we amended our agreement with RACER Trust pursuant to which our commitment to create 1,500 jobs by July 1, 2017 has been extended to September 1, 2019.  This commitment carries a penalty of $5,000 for each full-time, permanent direct job that falls below the 1,500 target.  We had recorded a current liability of $7.5 million as December 31, 2016, because the Company felt uncertain of the likelihood of obtaining an additional extension from Racer Trust. On May 31, 2017, the Company entered into a third amendment and extended the deadline of this agreement to September 1, 2019.  As a result, the Company reversed the accrued liability of $7.5 million, which is recorded in other income in the Statement of Operations for the six months ended June 30, 2017.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until the first half of 2019.

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016.  Operating expenses for the six months ended June 30, 2017 decreased by 80% to approximately $3.76 million, compared to approximately $18.93 million for the comparable 2016 period, primarily as a result of a lack of available funding for the six months ended June 30, 2017.

Engineering, research and development costs decreased approximately $10.5 million, or 90%, to approximately $1.18 million from approximately $11.67 million for the six months ended June 30, 2017.  This decrease was primarily the result of: (1) an approximately $9.7 million decrease in engineering, design and development due to a lack of available funding and focusing efforts on fundraising; (2) an approximately $300 thousand decrease in payroll and payroll related expenses due to several employees going on furlough effective January 1, 2017; and (3) an approximately $24 thousand decrease in travel related expenses.

General and administrative expenses decreased approximately $1.9 million, or 53%, to approximately $1.7 million from approximately $3.6 million during the same period in 2016.  The decrease was primarily from the result of: (1) an approximately $65 thousand decrease in common area maintenance, insurance and property taxes associated with the terms of the Shreveport capital lease; (2) an approximately $633 thousand decrease in professional service fees as a result of a lack of available funding; and (3) an approximately $820 thousand decrease in payroll and payroll related expenses due to several employees going on furlough effective January 1, 2017.

Sales and marketing expenses decreased approximately $2.8 million, or 76%, to approximately $0.88 million from approximately $3.66 million for the six months ended June 30, 2017 as a result of: (1) an approximately $2.0 million decrease in social media, television and print advertisements; (2) an approximately $456 thousand decrease in tour related expenses; (3) an approximately $90 thousand decrease in labor due to several employees going on furlough effective January 1, 2017; and (4) an approximately $32 thousand decrease in press release fees.

Other income increased $7.5 million as a result of the reversal of the jobs creation fee that was accrued on December 31, 2016.  This amount was reversed on May 31, 2017 as a result of an extension granted until September 1, 2019.  Management believes the extension allows for ample timing to raise capital and move closer to the beginning of production.

Interest expense increased to approximately $8.56 million, or 121%, during the six months ended June 30, 2017, as compared to approximately $3.87 million for the six months ended June, 2016, due to a $2.6 million increase in accrued interest on the subordinated promissory note to RACER Trust.

As a result, our net loss for the six months ended June 30, 2017 was approximately $4.35 million as compared to approximately $23.32 million for the comparable 2016 period, a decrease of 81%.  Our accumulated deficit was approximately $145.49 million as of June 30, 2017.

Liquidity and Capital Resources

June 30, 2017.  As of June 30, 2017, we had approximately $0.04 million in cash and a working capital deficit of approximately $38.31 million, as compared to approximately $0.12 million in cash and a working capital deficit of approximately $42.14 million at December 31, 2016.  The decrease in the working capital deficit was due primarily to the reversed accrual of $7.5 million from the jobs creation penalty, the conversion of approximately $3.00 million of payments due on the Shreveport Capital lease to Series D Convertible Preferred Shares in January 2017, and the decrease of approximately $0.47 million in derivative liabilities due to the down-round provision and repricing the outstanding liabilities at June 30, 2017, offset by a $1.0 million increase in accrued interest, and a $1.9 million increase in the current portion of long-term debt.

We obtained an extension agreement until July 31, 2018 with respect to a loan for approximately $4.35 million due July 31, 2016, secured by a first position in equipment in the Shreveport, Louisiana manufacturing facility.  Such extension was conditioned upon us paying $350,000 to the lender by August 1, 2017.  We did not make that payment and have obtained an additional extension to make the $350,000 payment by November 1, 2017.  The lender, CH Capital Lending, is an affiliate of Stuart Lichter, one of our directors and significant stockholders.  We have three loans from Mr. Lichter totaling approximately $1.9 million which are also now due January 31, 2019.

We also have a capital sublease obligation with Shreveport Business Park, LLC, an affiliate of Stuart Lichter, one of our directors and significant stockholders.  On November 17, 2016, we entered into a second capital sublease amendment, which converted sublease payments, common area maintenance charges, property taxes, insurance, and late fees and interest into 435,036 shares of the Company’s Series C Convertible Preferred Stock and a warrant to purchase 25,000 shares of the Company’s common stock.  On January 1, 2017, approximately $3.00 million in sublease payments, and approximately $0.60 million in projected lease charges also converted into 96,380 shares of the Company’s Series D Convertible Preferred Stock.

We also have a long-term loan of $23.00 million from the RACER Trust which was incurred in March 2013 in connection with the purchase of the equipment at the Shreveport facility.   This loan was to be repaid in monthly installments of $173,500 beginning on November 1, 2013, with the entire remaining balance due September 1, 2016.  We were delinquent on the first payment, which triggered default interest to be charged on the loan at 18% per annum.  Payments made in 2014 were applied to this interest.  In March 2015, we entered into an amendment to the promissory note which deferred the installment payments until January 1, 2016 and extended the maturity date to July 1, 2017.  We were late on the September and October 2016 payments, which triggered default interest to be charged on the loan at 18% per annum.  On March 1, 2017, a forbearance agreement was signed with RACER Trust that extended the payments until May 31, 2017, with payments commencing June 1, 2017.  On May 31, 2017, we entered into additional agreements with RACER Trust that further extended the payments until July 31, 2017, with monthly installments resuming on August 1, 2017 and extended the maturity date of the note to July 31, 2018.  On July 1, 2017 we entered into a forbearance agreement that extended the payments until September 30, 2017, with payments commencing October 1, 2017.  Default interest of 18% per annum will continue accruing as of October 1, 2016.  If the Company receives net proceeds of at least $25 million in the aggregate from one or more offerings of equity or debt on or before September 30, 2017, the Company shall pay to RACER Trust, the sum of the unpaid monthly amounts due to RACER Trust from October 2016 to September 2017, a total of $2,099,256.

In August 2015, we filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015.  We offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share.  On February 16, 2016, we closed the Regulation A offering, after issuing 1,410,048 shares of common stock for proceeds of approximately $15.82 million net of offering expenses.  During 2016, we issued an additional 63,000 shares of common stock in connection with a private placement for proceeds of $1.07 million.  During the six months ended June 30, 2017, we issued an additional 117,057 shares of common stock in connection with a private placement to a director and stockholder for proceeds of $700,000.

In addition to the agreements made with our lenders to defer cash outlays, advances received from directors and significant stockholders, and the Regulation A offering, we have funded our operations during the six months ended June 30, 2017 primarily through the advances from several directors and stockholders, the placement of our common stock, and the receipt of customer reservations.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at June 30, 2017:

		Payments due by Period
	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt	$39,312,185	$31,480,182	$7,832,003	$-	$-
Convertible notes payable	1,892,508	-	-	-	1,892,508
Capital lease obligations	64,825,585	1,496,063	5,984,250	5,984,250	51,361,022
Operating lease obligations	30,684	30,684	-	-	-
Total	$106,060,963	$33,006,929	$13,816,253	$5,984,250	$53,253,530

Payments due by period included accrued interest through the date that the obligation will be settled.

Plan of Operations

With much of the vehicle engineering completed, our engineering simulations suggest that the important vehicle performance milestones can be achieved. As of June 30, 2017, $62.3 million has been invested in vehicle engineering and development, of which $26.3 million was in the form of shares of common stock granted and the assumption of liabilities of Elio Engineering, Inc. dba ESG Engineering. Our prior Reg A+ offering raised funds of approximately $16.0 million which were used to further design and build initial engineering prototypes. At this point, we currently estimate we need to raise approximately $376.6 million of new investment (of a total budget of $531.2 million) to fund production activities through cashflow positive. This amount is exclusive of (a) $110.5 million which we assume will be obtained through additional reservation deposits, (b) sales margin of $44.1 million which we assume will result from our initial customer deliveries of the Elio. We note that as we are in the prototype build stage of development, the amount that we need to raise may change.

We have refined our production plans with suppliers to start commercial production on a 76-week schedule, to commence with funding of at least $33 million to build 18 prototypes. The key timelines are in the chart below:

The anticipated budgets required to achieve the milestones are provided in the table below:

Category	Total (in millions)
Production Tooling	113.2
Production Equipment	166.0
Store Fit-Up	6.4
Other Fixed Assets	5.4
Engineering Design & Development	85.8
Sales & Marketing	35.9
General & Administrative	40.6
Shreveport Marshaling Expense	17.3
Retail Store Expense	14.4
Principal & Interest	15.2
Capital Raising Costs	30.1
Working Capital	0.9
Total Uses	$531.2

Expected other Sources
Reservations	110.5
Sales Margin	44.1
Net Funds Required	$376.6

Several major suppliers have committed to our project and will share in the additional cost of engineering and equipment, as discussed below. If we are unable to obtain or utilize these supplier commitments when needed or on acceptable terms, we may not be able to finance the capital expenditures necessary to complete our engineering, development, tooling, and/or manufacturing activities. Alternatively, we will need to replace this capital from a combination of more traditional sources, such as venture capital, credit facilities, capital leasing of equipment, and the capital markets.

Customer Reservations.  Customer reservations have provided significant funding for us in the past and we expect reservations to be a significant source of short-term liquidity in the future.  With each progressive step in our development, we have experienced a surge in reservations.  In addition, as we achieve subsequent milestones in the development of the Elio, customer confidence increases.  Accordingly, we expect to see surges in reservations as the following milestones are achieved and announced:  completion of prototypes, testing results, confirmation of mileage, hiring at the manufacturing facility, and, hopefully before production commences, scarcity.

Through June 30, 2017, we have $28.0 million in reservations, an average of $518 thousand per month, calculated from inception to date. Of this amount, $927 thousand was held at June 30, 2017 by credit card processing companies as a percentage of non-refundable reservations and reported as a portion of restricted cash held for customer deposits on the balance sheet.

Sale of Excess Equipment.  We identified equipment in the Shreveport plant that will not be used in production of the Elio and made the equipment available for sale.  Through June 30, 2017, sales of excess equipment has yielded approximately $5.5 million, which has been applied to the principal balance on the CH Capital Lending, LLC note.  As of June 30, 2017, an additional $735 thousand in equipment has been identified by management as equipment to be disposed of.  Of this amount $286 thousand has been classified as assets held for sale, as it will be sold in the next twelve months, and the remaining $449 thousand has been classified as long-term machinery and equipment that will be sold prior to the commencement of production.

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program.  In 2007, the Advanced Technology Vehicles Manufacturing (ATVM) Program was established by Congress to support the production of fuel-efficient, advanced technology vehicles and components in the United States.  To date, the program, which is administered by the U.S. Department of Energy’s Loan Programs Office, has made over $8 billion in loans, including loans to Ford ($5.9 billion), Nissan ($1.45 billion) and Tesla ($465 million).  This loan program provides direct loans to automotive or component manufacturers for re-equipping, expanding, or establishing manufacturing facilities in the United States that produce fuel-efficient advanced technology vehicles (ATVs) or qualifying components, or for engineering integration performed in the U.S. for ATVs or qualifying components.  The ATVM loans are made attractive to applicants due to their low interest rates (set at U.S. Treasury rates (approximately 2% to 4%), minimal fees (no application fees or interest rate spread and only a closing fee of 0.1% of loan principal amount), and long loan term life of up to 25 years (set at the assets’ useful life).  In order to qualify, auto manufacturers must be able to deliver “light duty vehicles” having 25% greater fuel economy than comparable models produced in 2005 or “ultra-efficient vehicles” that achieve at least 75 miles per gallon.  In addition, ATVM borrowers must remain financially viable over the life of the loan without the receipt of additional federal funding associated with the proposed project.

The ATVM application process is comprised of 4 stages:
1.	Application – Part I: Determine basic eligibility
2.	Application – Part II: Confirmatory due diligence
3.	Conditional Commitment: Negotiate term sheet
4.	Loan Guarantee: Negotiate final agreements

Elio Motors has completed the first stage by submitting an application for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase of equipment and equipment installation into the Shreveport facility prior to and ramp up after the start of production.  As of January 15, 2015, the Department of Energy (DOE) has confirmed that the Company has achieved the technical criteria for the loan.  Due diligence has been pending upon the confirmation of the Company’s financial backing. The Company has shared its production timing plans with the DOE, including the financing milestones to be achieved to kickoff production tooling in order to meet the Company’s start of production date. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet these funding milestones. The specific terms and conditions of the ATVM loan will be negotiated with each applicant during the conditional commitment stage.  If the Company is unable to obtain a loan under the ATVM Program, it will rely on funding through the issuance debt and/or equity securities, customer reservations, and possibly CAFE credits.

CAFE Credits.  In 1975 in response to the Arab oil embargo, the U.S. Congress enacted Corporate Average Fuel Economy (CAFE) standards in an effort to reduce U.S. dependence on foreign oil and save on fuel costs through the improvement of U.S. automobile fuel efficiencies.  The National Highway Traffic Safety Administration (NHTSA) is responsible for administering the CAFE program, which was amended in 2007 to establish a trading credit program to incentivize auto manufacturers to further improve vehicle fuel efficiencies.  Auto manufacturers may earn CAFE credits (or be penalized) by exceeding (or failing to meet) increasingly more ambitious compliance standards for the model year of each passenger car or light duty truck produced.  Accumulated CAFE credits are transferable and saleable to other auto manufacturers and can be carried forward up to five years.  Credits (or penalties) are totaled for the manufacturer’s entire production fleet for a particular model year, and are applied at a rate of $55 per 1 mpg above (or below) the standard.  The CAFE standard has been amended to increase mpg for cars and light trucks to 48.7 to 49.7 mpg by 2025.

According to the estimated fuel economy of the Elio, it is expected that we could be well positioned to earn a substantial number of credits, from which we could generate extensive future revenues through the sale and transfer of these credits to other auto industry manufacturers. We have received indications from auto industry manufacturers that they would purchase our credits upon confirmation that we can participate in the CAFE program.  Currently, we do not qualify for participation in the CAFE program, since the Elio is not an automobile.  We have been working with members of Congress and with the former acting head of the NHTSA to permit participation in the program by autocycles.

Going Concern

Our financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated operating revenues since inception and has never paid any dividends. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, and the ability of the Company to obtain necessary equity financing to continue. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

We have experienced recurring net losses from operations, which losses have caused an accumulated deficit of approximately $145.5 million as of June 30, 2017. In addition, we have a working capital deficit of approximately $38.31 million as of June 30, 2017. We had net losses of approximately $4.35 million and $23.32 million for the six months ended June 30, 2017 and 2016, respectively. These factors, among others, raise substantial doubt about our ability to continue as a going concern. If we are unable to continue to obtain financing to meet our working capital requirements, we may have to curtail our business sharply or cease operations altogether. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis to retain our current financing, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and we may have to cease operations.

The ongoing execution of our business plan is expected to result in operating losses over the next twelve months. Management believes it will need to raise capital through loans or stock issuances in order to have enough cash to maintain its operations for the next twelve months. There are no assurances that we will be successful in achieving our goals of obtaining cash through loans, stock issuances, or increasing revenues and reaching profitability.

In view of these conditions, our ability to continue as a going concern is dependent upon our ability to meet our financing requirements, and to ultimately achieve profitable operations. Management believes that its current and future plans provide an opportunity to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that may be necessary in the event we cannot continue as a going concern.

Item 2. Other Information

None.

Item 3. Financial Statements

ELIO MOTORS, INC.
BALANCE SHEETS

	June 30,	December 31,
	2017	2016
Assets	(Unaudited)	(Audited)
Current Assets
Cash	$4,444	$120,206
Restricted cash held in escrow	187,132	192,694
Prepaid expenses	448,446	418,568
Other current assets	-	303,000
Assets held for sale	286,292	400,000
Deferred loan costs	56,814	136,852
Total Current Assets	983,128	1,571,320

Restricted cash held for customer deposits	2,139,585	2,013,605
Machinery and equipment, net	11,981,787	11,988,165
Facility under capital sublease, net	5,357,868	5,482,468
Deferred loan costs	241,461	650,048
Deferring offering costs	206,525	117,081
Other assets	25,000	25,000
Total Assets	$20,935,354	$21,847,687
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$4,772,352	$11,723,376
Refundable customer deposits	1,212,550	1,247,550
Advances due to related party	75,524	75,155
Interest payable, current portion	10,600,098	9,515,336
Derivative liabilities - fair value of warrants	364,137	838,833
Notes payable due to related party	1,250,000	-
Notes payable, net of discount and deferred loan costs	21,013,924	20,315,081
Total Current Liabilities	39,288,585	43,715,331

Nonrefundable customer deposits	26,767,856	26,035,436
Interest payable, net of current portion	5,262,878	5,351,431
Convertible notes payable, net of discount	433,214	5,737,184
Notes payable due to related party, net of current portion and discount	5,003,443	6,671,714
Capital sublease obligation	6,295,142	6,295,142
Total Liabilities	83,051,118	93,806,238

Commitments and contingencies (see notes to financial statements)
Stockholders' Deficit:
Common stock, $.01 par value, 100,000,000 shares authorized,
28,422,563 and 26,769,131 shares issued and outstanding
at June 30, 2017 and December 31, 2016, respectively	284,226	267,691
Preferred stock, $.01 par value, 10,000,000 shares authorized,
531,416 and 435,036 shares issued and outstanding at
June 30, 2017 and December 31, 2016, respectively	5,314	4,350
Additional paid-in capital	83,084,342	68,913,813
Accumulated deficit	(145,489,646)	(141,144,405)
Total Stockholders' Deficit	(62,115,764)	(71,958,551)
Total Liabilities and Stockholders Deficit	$20,935,354	$21,847,687

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENTS OF OPERATIONS
(Unaudited)

	Six Months Ended June, 30
	2017	2016
Costs and Expenses:
Engineering, research and development costs	$1,183,676	$11,674,930
General and administrative expenses	1,694,196	3,597,981
Sales and marketing expenses	884,156	3,659,825
Total costs and expenses	3,762,028	18,932,736

Loss From Operations	(3,762,028)	(18,932,736)

Other income (expense):
Other income	7,500,222	6,391
Interest expense	(8,558,131)	(3,871,910)
Gain (loss) on change in fair value of derivative liability	474,696	(525,720)
Total other expenses, net	(583,213)	(4,391,239)

Net Loss	$(4,345,241)	$(23,323,975)

Basic loss per common share:	$(0.17)	$(0.88)

Weighted-average number of common shares outstanding	26,193,289	26,478,204

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENT OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2017	2016
Cash Flows From Operating Activities
Net Loss	$(4,345,241)	$(23,323,975)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	130,979	123,748
Amortization of discount on notes payable	3,685,368	1,510,663
Amortization of deferred financing costs	512,148	176,697
Accrued interest on capital sublease obligation	1,288,243	1,536,869
(Gain) Loss on change in fair value of derivative liability	(474,696)	525,720
Stock based compensation	702,758	-
Change in operating assets and liabilities:
Prepaid expenses and other current assets	871,446	(1,031,144)
Accounts payable and accrued liabilities	(6,952,986)	1,949,894
Interest payable	3,069,224	(577,510)
Net Cash Used in Operating Activities	(1,512,757)	(19,109,038)
Cash Flows From Investing Activities
Proceeds of machinery and equipment	-	(2,956)
Proceeds from sale of machinery and equipment, net	113,708	1,032,458
Net Cash Provided by Investing Activities	113,708	1,029,502
Cash Flows From Financing Activities
Change in restricted cash	(120,417)	5,679,923
Customer deposits	697,420	3,464,055
Issuance of common stock	700,000	3,898,072
Common stock issuance costs	-	(180,496)
Deferred offering costs	(89,445)	(22,140)
Proceeds from convertible notes	514,000	-
Repayments of advances from related party	(418,271)	-
Net Cash Provided by Financing Activities	1,283,287	12,839,414
Net Change in Cash	(115,762)	(5,240,122)
Cash at Beginning of Year	120,206	6,870,044
Cash at End of Year	$4,444	$1,629,922
Supplemental disclosures of cash flow information
Cash paid during the period for interest	$3,147	$1,225,191
Supplemental disclosures of non-cash investing and financing activities
Issuance of warrants for stock offering costs	$-	$953,872
Exercise of warrants	$-	$171,307
Convertible notes payable converted to equity	$9,205,670	$199,952
Conversion of accounts payable and accrued interest
to preferred stock under capital lease arrangement	$3,590,449	$-

See accompanying notes to financial statements

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Elio Motors, Inc. (OTCQX: ELIO) (the “Company”), was incorporated in the State of Arizona on October 26, 2009, and changed its domicile to the State of Delaware on May 22, 2017.  The Company was created to provide affordable transportation to those commuters seeking an alternative to today’s offering; at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S. that achieves ultra-high fuel economy, exceeds safety standards and a targeted base price of $7,450, which excludes options, destination/delivery charges, taxes, title and registration.

Pursuant to the certificate of incorporation, the Company is authorized to issue 100,000,000 shares of common stock and 10,000,000 preferred shares, of which 435,036 preferred shares are designated as Series C Convertible Preferred shares (“Series C shares”), and 96,380 preferred shares are designated as Series D Convertible Preferred shares (“Series D shares”). The Company’s common stock and preferred shares have a par value of $0.01 per share.  To date no dividends have been declared by the Company.

The Series C shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the stockholder’s election.  The Series C shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares.  There were 435,036 Series C shares issued and outstanding at June 30, 2017 and December 31, 2016.

The Series D shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series D shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares.  The Company’s Series C shares and Series D shares shall rank on par with one another.  There were 96,380 Series D shares issued and outstanding at June 30, 2017 and no Series D shares issued and outstanding at December 31, 2016.

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS

As of June 30, 2017 the Company had a working capital deficiency and a stockholder’s deficit of $38,305,458 and $62,115,764, respectively.  During the six months ended June 30, 2017 and 2016, the Company incurred losses of $4,345,241 and $23,323,975, respectively.  These conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern within the next twelve months from the filing date of this report.

Through June 30, 2017, the Company has not recorded any revenues for the sale of its vehicle nor does it expect to record revenues of any significant amount prior to commercialization of its vehicle.  The Company’s primary source of operating funds since inception has been contributions from stockholders, debt issuance and customer deposits.  The Company intends to continue to raise additional capital through debt and equity placement offerings until it consistently achieves positive cash flow from operations after starting production.  If the Company is unable to obtain such additional financing on a timely basis or the Company’s debt holders do not agree to convert their notes into equity or extend the maturity dates of their notes, the Company may have to curtail its engineering and development, and sales and marketing efforts, which would have an adverse effect on the Company’s business, financial condition, and results of operations, and ultimately the Company could be forced to discontinue its operations and liquidate.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS (Continued)

Once the Company’s planned principal operations commence, its focus will be on the manufacturing and marketing of its vehicles and the continued research and development of new products. The Company may not be profitable even if it succeeds in commercializing its product. The Company expects to make substantial expenditures and to incur additional operating losses for at least the next few years as it continues to develop the vehicle, increase manufacturing capacity for production, and enter into production and marketing collaborations with other companies, if available on commercially reasonable terms, or develop these capabilities internally.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business.  The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates include the valuation of services provided in exchange for common stock, the utilization and realization of machinery and equipment held for production, the valuation of assets held for sale, the fair value of derivative instruments, and the discount on debt for warrants granted in connection with the issuance of promissory notes. Actual results could differ from those estimates.

Financial Instruments

FASB ASC Subtopic 825-10, Financial Instruments, requires disclosure of fair value information about financial instruments.  The Company’s financial instruments include cash, accounts payable, other current assets and liabilities, long-term debt and derivative instruments.  The fair value of the Company’s cash, accounts payable, other current assets and liabilities approximates their carrying value due to their relatively short maturities.  The fair value of the Company’s senior and subordinated debt instruments approximates their carrying value as the interest is tied to or approximates market rates, or is short term in nature.  The fair value of the Companies convertible subordinated debt instruments approximates the carrying value as the applicable interest rate has been adjusted to account for the beneficial conversion feature, or is short term in nature.  For fair value of derivative instruments refer to Note 6.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts, and periodically evaluates the creditworthiness of the financial institutions and has determined the credit exposure to be negligible.

Restricted Cash

Restricted cash held in escrow as of June 30, 2017 and December 31, 2016, includes $187,132 and $192,694 deposited in escrow accounts with financial institutions for future payment of property taxes and principal payments on notes payable from the sale of machinery and equipment.

In addition, the Company has recorded $2,139,585 and $2,013,605 as restricted cash held for customer deposits as of June 30, 2017 and December 31, 2016, respectively.  These amounts include amounts held as restricted that relate to refundable customer deposits, as well as amounts held as reserves by credit card processors.

Other Current Assets

As of June 30, 2017, the Company has recorded no other current assets, and as of December 31, 2016, the Company has recorded $303,000 as other current assets.  This amount represents the sale of assets held for sale near year end and the proceeds were received in the escrow account January 2017.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property and equipment held for sale is recorded at the lower of cost or fair value less cost to sell.  Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Property and equipment held for use are depreciated and amortized using the straight-line method over the estimated useful lives of the assets once placed in service.

Property and Equipment (Continued)

The estimated useful lives for property and equipment are as follows:

Facility under capital sublease	25 years
Machinery and equipment	3-10 years
Vehicles	3-5 years
Computer equipment and software	2-5 years

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

In accordance with FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Impairment or Disposal of Long Lived Assets, property and equipment and identifiable intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.  There was no impairment charge for the six months ended June 30, 2017 and 2016.

Assets Held For Sale

In connection with a strategy to reduce debt, the Company decided to sell machinery and equipment held at its Shreveport, Louisiana facility that will not be used during production.  The carrying value of the machinery and equipment held for sale is stated at its lower of cost or fair value less cost to sell of $286,292 and $400,000, which is shown as “Assets held for sale” at June 30, 2017 and December 31, 2016, respectively, in the accompanying balance sheets in accordance with FASB ASC Topic 360, Property, Plant, and Equipment.

The estimated value is based on negotiations with potential buyers.  The amount that the Company will ultimately realize could differ materially from the amount recorded in the financial statements.  The Company anticipates disposing of all assets held for sale within one year.

Accounting for Debt/Proceeds Allocation

The Company accounts for the issuance of debt with detachable warrants under FASB ASC Subtopic 470-20, Debt with Conversion and Other Options (“ASC 470-20”). Pursuant to ASC 470-20, the warrants issued in connection with the related party debt (Note 7) are accounted for as equity due to the stock settlement available to the holder. The Company used the Black-Scholes option pricing model as the valuation model to estimate the fair value of the warrants. These warrants were fair valued on the issuance date and recorded at the relative fair value of the warrants and underlying related party promissory notes. The warrants are not subsequently revalued.

Debt Issuance Costs

Deferred financing costs are legal and other costs incurred in connection with obtaining new financing. During 2015, FASB Accounting Standards Update 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”) was issued. ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the accompanying balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.  At the close of the Convertible Subordinated Note offering, the Tier 1 notes had a beneficial conversion feature and debt issuance costs in excess of the note amount.  As a result the debt issuance costs were recorded as a deferred loan cost.  As of June 30, 2017, the current and long-term portions of deferred loan costs were $56,814 and $241,461, respectively.  As of December 31, 2016, the current and long-term portions of deferred loan costs were $136,852 and $650,048, respectively.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Debt Issuance Costs (Continued)

ASU 2015-03 does not change the accounting for amortization of the debt issuance costs. The Company amortizes the debt issuance costs to interest expense over the term of the respective note payable using the effective yield method. Deferred financing costs amortized to interest expense amounted to $512,148 and $176,697 for the six months ended June 30, 2017 and 2016, respectively.

Beneficial Conversion Feature

From time to time, the Company may issue convertible notes that may have conversion prices that create an embedded beneficial conversion feature pursuant to FASB ASC Subtopic 470-20, Debt with Conversion and Other Options.  A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible is in excess of the conversion price. In accordance with this guidance, the intrinsic value of the beneficial conversion feature is recorded as a debt discount with a corresponding amount to common stock.  The debt discount is amortized to interest expense over the life of the note using the effective interest method.

Warrants

The Company accounts for warrants with anti-dilution (“down-round”) provisions under the guidance of FASB ASC Topic 815, Derivatives and Hedging, (“ASC 815”) which require such warrants to be recorded as a liability and adjusted to fair value at each reporting period.

The Company used the Monte Carlo method to calculate fair value and accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of ASC 815. Based upon the provisions of ASC 815, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Revenue Recognition

The Company recognizes revenue from products sold when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collection is reasonably assured.  Deposits collected in advance of the period in which the product is delivered are recorded as a liability under refundable and nonrefundable deposits.  Nonrefundable deposits are not considered revenue because the Company has not fulfilled their obligation to the customer as production is not expected to begin until the fourth quarter of 2018 as further discussed in Note 5.

Advertising Costs

Advertising costs are expensed as incurred. Such costs, which amounted to $884,156 and $3,659,825 for the six months ended June 30, 2017 and 2016, respectively, are included in sales and marketing expenses in the accompanying statements of operations.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and Development Costs

In accordance with FASB ASC Topic 730, Research and Development, research and development costs are expensed as incurred. Research and development expenses consist of purchased technology, purchased research and development rights and outside services for research and development activities associated with product development. In accordance with ASC Topic 730, the cost to purchase such technology and research and development rights are required to be charged to expense if there is currently no alternative future use for this technology and, therefore, no separate economic value.  Research and development costs amounted to $1,183,676 and $11,674,930 for the six months ended June 30, 2017 and 2016, respectively.

Other Income

At December 31, 2016, the Company recorded an accrued liability of $7,500,000 due to a jobs creation penalty as discussed in Note 11.  On May 31, 2017, the company entered into an amendment and extended the deadline of this agreement to September 1, 2019.  The Company has evaluated the likelihood of meeting the extension deadline and determined that it is more likely than not that the Company will meet the requirements set forth in the purchase agreement.  As a result, the Company reversed the accrued liability of $7,500,000, which is recorded in other income in the Statement of Operations for the six months ended June 30, 2017.

Loss per Common Share

The Company computes loss per common share, in accordance with FASB ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants.  These potentially dilutive securities were not included in the calculation of loss per common share for the six months ended June 30, 2017 and 2016 because their effect would be anti-dilutive.

Loss per Common Share (Continued)

The outstanding securities consist of the following:

	Six Months Ended June 30,
	2017	2016
Outstanding convertible notes	288,625	839,366
Outstanding options	389,000	-
Outstanding warrants	2,084,691	2,036,557
Series C convertible preferred stock	435,036	-
Series D convertible preferred stock	96,380	-
Total potentially dilutive securities	3,293,732	2,875,923

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is taxed as a C corporation in the United States of America. The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established as necessary.

The Company follows the requirements of ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, the Company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position. Management believes that the Company has taken no uncertain tax positions as of June 30, 2017 and 2016, and therefore no accruals have been made in the financial statements related to uncertain tax positions.

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services.  Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for equity instruments, including restricted stock or stock options, issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees.  Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued)

ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.  ASU 2014-09 is effective for the first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09.  Based on our preliminary analysis we do not believe the adoption of ASU 2014-09 will have a material impact on our financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”).  ASU 2014-15 requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, if so, provide certain footnote disclosures.  ASU 2014-15 is effective for annual periods ending after December 15, 2016, including interim reporting periods thereafter.  We adopted ASU 2014-15 as of December 31, 2016, and have provided footnote disclosures due to our uncertainty about the entity’s ability to continue as a going concern as further discussed in Note 2.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). This standard requires that deferred income tax liabilities and assets be presented as noncurrent assets or liabilities in the balance sheet. ASU 2015-17 is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods, and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. Early adoption is permitted. Based on our preliminary assessment, we do not expect this new standard to have a material impact on our financial statements or related disclosures. We adopted ASU 2015-17, and this standard had no material impact on our financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). This update substantially revises standards for the recognition, measurement and presentation of financial instruments. This standard revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments.  ASU 2016-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, with early adoption permitted for certain requirements. We are assessing the impact of adopting this new accounting standard on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). The amendments in this ASU revise the accounting related to lessee accounting.  Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. The amendments in this ASU are effective for us beginning on January 1, 2019 and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Based on our preliminary assessment, we do not expect this new standard to have a material impact on our financial statements or related disclosures.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued)

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”).  ASU 2016-18 requires the Statement of Cash Flows to explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents.  Therefore, restricted cash or cash equivalents should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts on the Statement of Cash Flows.  ASU 2016-18 will be effective for the Company on January 1, 2018 and is not expected to have a significant impact on the Company’s financial statements.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2017 and December 31 2016:

	June 30,	December 31,
	2017	2016
Facility under capital sublease	$6,295,142	$6,295,142
Machinery and equipment	11,897,633	11,897,632
Vehicles	49,532	49,532
Computer equipment and software	57,710	57,710
Total property and equipment	18,300,017	18,300,016
Less: accumulated depreciation	(960,363)	(829,383)
Machinery and equipment, net	$11,981,787	$11,988,165
Facility under capital sublease, net	$5,357,868	$5,482,468

Depreciation and amortization of property and equipment held for use amounted to $130,979 and $123,748 for the six months ended June 30, 2017 and 2016, respectively.  There was no depreciation and amortization expense related to manufacturing machinery and equipment held for future production at the Company’s Shreveport, Louisiana facility.  At June 30, 2017 and December 31, 2016, the Shreveport manufacturing machinery and equipment held for future production totaled $11,897,633.  Included in the June 30, 2017 and December 31, 2016 balance of machinery and equipment is $871,682 in assets management has identified will not be used in production.  This amount is not classified as assets held for sale because management does not believe the sale of assets is probable within one year.  The Company plans to start production in 2019 at which time the manufacturing machinery and equipment will be placed in service.

At June 30, 2017 and December 31, 2016, the Company conducted a review of the machinery and equipment held for sale.  Based on the review, the Company had no impairment charge for the six months ended June 30, 2017 and 2016. The assets to be disposed of include conveyance systems, robotics and controllers, and general manufacturing equipment held in the Shreveport Louisiana facility.  The Company reviewed the estimated undiscounted future cash flows expected to be received at the disposition of the assets to determine the amount of the asset impairment.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 5 – CUSTOMER DEPOSITS

The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot. As of June 30, 2017 and December 31, 2016, the Company received refundable deposits of $1,212,550 and $1,247,550, respectively, which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheets. As of June 30, 2017 and December 31, 2016, the Company received nonrefundable deposits of $26,767,856 and $26,035,436, respectively. The nonrefundable deposits are included in long term liabilities in the accompanying balance sheets since the Company has not fulfilled their obligation to the customer as production is not expected to begin until 2019, and is under no obligation to return the deposit to the customer.  As further discussed in Note 11 Commitments and Contingencies: Sales Discounts, the Company provides a sales discount for nonrefundable deposit customers up to 50% of the nonrefundable deposit, up to $500 per deposit.  As of June 30, 2017 and December 31, 2016, future committed sales discounts offered amounted to approximately $15,598,688 and $12,120,313, respectively.

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses valuation methods and assumptions that consider among other factors the fair value of the underlying stock, risk-free interest rate, volatility, expected life and dividend rates in estimating fair value for the warrants considered to be derivative instruments.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of June 30, 2017.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$364,137	$364,137

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities.  Warrant liabilities are valued using the Black-Scholes option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at June 30, 2017	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$364,137	Black-Scholes option pricing model	Risk-free rate Time to liquidity event Dividend yield Volatility	1.64% 3.49 yrs. 0.00% 81.01%

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$838,833	$838,833
Assets held for sale	$-	$-	$400,000	$400,000
Machinery and equipment	$-	$-	$871,682	$871,682

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale.  Warrant liabilities are valued using the Monte Carlo option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at December 31, 2016	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$838,833	Monte Carlo option pricing method	Risk-free rate Time to liquidity event Dividend yield Volatility	2.05% 3.96 yrs. 0.00% 80.10%

Assets held for sale as well as machinery and equipment held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

A reconciliation of the warrant liability measured at fair value on a recurring basis with the use of significant unobservable inputs (level 3) from January 1, 2016 to June 30, 2017 follows:

Balance at January 1, 2016	$907,703
Issuance of warrants	133,512
Change in fair value of warrants included in earnings	(31,075)
Conversion of warrants	(171,307)
Balance at December 31, 2016	$838,833
Change in fair value of warrants included in earnings	(474,696)
Balance at June 30, 2017	$364,137

NOTE 7 – LONG-TERM DEBT

Senior Promissory Note – Related Party

On February 28, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with GemCap Lending I, LLC, (“GemCap”), for $9,850,000. The note was secured by a first priority lien on certain machinery and equipment with an original value of $11,659,705 and was personally guaranteed by a stockholder. The note incurred interest at 15% per annum, payable monthly. All outstanding principal and interest was due upon maturity on February 28, 2014.

On February 27, 2014, the Company entered into the second amendment to the promissory note, which extended the maturity date to May 31, 2014 and reduced the interest rate to 12% per annum. On May 31, 2014, the Company entered into the third amendment to the promissory note, which extended the maturity date to July 31, 2014.

On August 1, 2014, CH Capital Lending, LLC, (“CH Capital”) owned by a director and stockholder, purchased the $9,850,000 promissory note from GemCap. On August 1, 2014, the Company and CH Capital entered into the fourth amendment to the promissory note, which extended the maturity date to July 31, 2015 and reduced the interest rate to 10% per annum.

On July 31, 2015, the Company entered into a forbearance agreement with CH Capital, which deferred the enforcement of the collection of the promissory note until July 31, 2016. On November 10, 2016, the Company entered into a loan extension agreement, which extended and amended the maturity date to July 29, 2017, with monthly payments of $50,000 commencing January 1, 2017.  In addition to the monthly payments, the Company agreed that within five business days of the receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Company’s debt or equity securities, the Company shall remit a payment equal to the lessor of $2,000,000 or five percent of the net proceeds from the offerings.  As of the date the financial statements were available to be issued, no monthly payments have been made.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT (Continued)

Senior Promissory Note – Related Party (Continued)

On April 27, 2017 the Company entered into a second loan extension agreement with CH Capital, which extended and amended the maturity date to July 31, 2018.  The agreement also allows for one option to further extend the maturity date until September 28, 2018 upon written notice and a payment of $125,000 to CH Capital on or before July 31, 2018.  The loan extension also waived the $50,000 monthly payments that were due under the November 10, 2016 agreement, and replaced the payment of $2,000,000 or five percent of the net proceeds from an offering of at least $25,000,000, with a payment of $1,250,000 upon the receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Company’s debt or equity securities.  The agreement further requires a payment of $1,250,000, on or before July 31, 2017.  This amount may include the payments made upon the receipt of net proceeds from an offering of at least $25,000,000.  If the Company fails to make the July 31, 2017 payment of $1,250,000, the Company is required to pay $350,000 on or before August 1, 2017 and $50,000 per month thereafter. As of the date of this filing, the Company had not made the August 1, 2017 payment of $350,000 and has obtained an additional extension to make the $350,000 payment by November 1, 2017.

Interest expense incurred on this note for the six months ended June 30, 2017 and 2016, amounted to $222,197 and $327,815, respectively.

As of June 30, 2017 and December 31, 2016, the Company has applied cumulative payments of $5,497,057 and $5,078,786, respectively in principal payments from the sale of machinery and equipment held for sale in the Shreveport, Louisiana facility.  The senior promissory note balance as of June 30, 2017 and December 31, 2016 was $4,352,943 and $4,771,214, respectively.

Related Party Subordinated Promissory Notes

On June 19, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $600,000. The promissory note is secured by any and all accounts, receivables, and/or deposits and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity. The note matured on December 31, 2014, but was amended and the maturity date was extended to January 31, 2019.  The outstanding principal and interest amounted to $600,000 and $186,111, respectively, at June 30, 2017 and $600,000 and $155,944, respectively, at December 31, 2016. Interest expense incurred on the note for the six months ended June 30, 2017 and 2016 amounted to $30,167 and $30,333, respectively.

Related Party Promissory Notes

On March 6, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $1,000,500. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity at January 31, 2019.  The outstanding principal and interest amounted to $1,000,500 and $261,557, respectively, at June 30, 2017 and $1,000,500 and $211,254, respectively, at December 31, 2016. Interest expense incurred on the note for the six months ended June 30, 2017 and 2016 amounted to $50,303 and $50,581, respectively.

On May 30, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $300,000. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal is payable upon maturity at January 31, 2019.  The outstanding principal and interest amounted to $300,000 and $84,806, respectively, as of June 30, 2017, and $300,000 and $69,722, respectively, as of December 31, 2016. Interest expense incurred on the note for the six months ended June 30, 2017 and 2016 amounted to $15,083 and $15,167, respectively.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT (Continued)

Related Party Promissory Notes (Continued)

The $1,000,500 and $300,000 promissory notes described above were issued with detachable warrants. See Note 9 for additional information regarding the warrants.

Subordinated Promissory Notes

On March 3, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with the Revitalizing Auto Communities Environmental Response Trust (“RACER”) for $23,000,000. The promissory note is secured by a subordinated lien on the manufacturing machinery and equipment held in Shreveport, Louisiana. The note is non-interest bearing.  As part of the subordination agreement RACER requires all proceeds from the sale of manufacturing machinery and equipment held in Shreveport, Louisiana to be first applied to the outstanding principal balance on the CH Capital Lending, LLC note.

In accordance with FASB ASC Subtopic 835-30, Imputation of Interest, a discount of $7,095,524 was recorded to reflect an imputed interest rate of 12% per annum which was based on the Company’s credit, collateral, terms of repayment and similar prevailing market rates at the time the loan agreement was executed.

The outstanding balance, and unamortized debt discount costs amounted to $21,126,147, and $112,223, respectively, at June 30, 2017.  The outstanding balance, unamortized debt discount, and deferred loan costs amounted to $21,126,147, $793,502, and $17,564, respectively, at December 31, 2016.

On November 1, 2013, the Company missed a required monthly minimum payment triggering default interest of 18% per annum in accordance with the promissory note agreement. The default was cured in December 2013; however, default interest remained in effect throughout 2014.  On January 1, 2015, the Company missed a required monthly minimum payment triggering interest of 18% per annum in accordance with the promissory note agreement.  The outstanding principal balance continued to bear default interest of 18% until payments resumed on January 1, 2016.

On March 17, 2015, the Company entered into the first amendment to the subordinated promissory note with RACER. The first amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016. The first amendment also extended the maturity date from September 1, 2016 to July 1, 2017.  The outstanding principal balance shall continue to bear default interest of 18% per annum until the payments are resumed on January 1, 2016.

The Company was late on the September and October 2016 payments, which triggered default interest to be charged on the loan at 18% per annum.  On July 1, 2017, a forbearance agreement was signed with RACER Trust that extended the payments until September 30, 2017, with payments commencing October 1, 2017.  Default interest of 18% per annum will continue accruing as of October 1, 2016.  If the Company receives net proceeds of at least $25 million in the aggregate from one or more offerings of equity or debt on or before September 30, 2017, the Company shall pay to RACER Trust, the sum of the unpaid monthly amounts due to RACER Trust from October 2016 to September 2017, a total of $2,099,256.

In consideration for the July 1, 2017 agreement, the Company assigned as additional collateral all trademarks and trade names including, but not limited to, "Elio Design" and "Elio Motors".

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT (Continued)

Subordinated Promissory Notes (Continued)

Accrued default interest under the subordinated promissory note amounted to $9,104,035 and $6,523,211 at June 30, 2017 and December 31, 2016, respectively. Default interest expense incurred amounted to approximately $2,580,824, and $0 for the six months ended June 30, 2017 and 2016, respectively.

Convertible Subordinated Notes Payable

On March 2, 2015, the Company offered up to $30,000,000 of 5% Convertible Subordinated Secured Notes (the “Convertible Subordinated Notes”), due September 30, 2022, unless earlier converted to common shares by the holder pursuant to their terms, in a private placement to accredited investors.  The first $5,000,000 (Tier 1) in Convertible Subordinated Notes have a conversion price of $5.98, the next $10,000,000 (Tier 2) in Convertible Subordinated Notes have a $9.65 conversion price, and the last $15,000,000 (Tier 3) in Convertible Subordinated Notes have a $12.98 conversion price.  The Convertible Subordinated Notes contain a repricing provision, such that if the Company issues shares of its common stock at a price per share lower than the conversion price, then the conversion price shall be reduced to an amount equal to such consideration.  The Company closed offering the Convertible Subordinated Notes in December 2015.  The Convertible Subordinated Notes are senior secured obligations of the Company, subordinate only to a first lien obligation to CH Capital Lending, LLC and a second lien obligation to RACER Trust.

As the close of the offering the Company issued $5,000,560 of Tier 1 Convertible Subordinated Notes and $341,000 of Tier 2 Convertible Subordinated Notes.  Net proceeds from the Convertible Subordinated Notes was $4,628,151 for Tier 1 and $286,250 for Tier 2, net of transaction fees.  The Convertible Subordinated Notes balance, net of issuance costs and the related beneficial conversion feature is $433,214 and $754,607 as of June 30, 2017 and December 31, 2016, respectively.  Accrued interest as of June 30, 2017 and December 31, 2016, amounted to $166,528 and $293,235, respectively.

A beneficial conversion feature discount of $5,000,560 and $112,841 was recorded for the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively.  The unamortized balance of the beneficial conversion feature discount amounted to $1,226,797 and $42,944 for Tier 1 and Tier 2, respectively, as of June 30, 2017.  The unamortized balance of the beneficial conversion feature discount amounted to $3,236,497 and $49,911 for Tier 1 and Tier 2, respectively, as of December 31, 2016.  The beneficial conversion feature discount is being amortized as interest expense over the terms of the Convertible Subordinated Notes using the effective interest method with an imputed interest rate of 11.6% on the Tier 2 Convertible Subordinated Notes.

Tier 1 issuance costs attributable to the debt component were recorded as a deferred loan cost asset, as the beneficial conversion feature and the issuance costs are in excess of the Tier 1 Convertible Subordinated Notes, and are being amortized as interest expense over the term of the Convertible Subordinated Notes.  Tier 2 issuance costs attributable to the debt component were recorded as a direct deduction to the related debt liability and are being amortized as interest expense over the term of the Convertible Subordinated Notes.    Deferred loan costs of $56,814 and $241,461 are recorded as current and long-term assets, respectively, as of June 30, 2017.  Net issuance costs, amounted to $23,025 as of June 30, 2017 for Tier 2 Convertible Notes.  Deferred loan costs of $136,852 and $650,048 are recorded as current and long-term assets, respectively, as of December 31, 2016.  Net issuance costs, amounted to $28,985 as of December 31, 2016 for Tier 2 Convertible Subordinated Notes.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT (Continued)

Convertible Subordinated Notes Payable (Continued)

During the six months ended June 30, 2017, the Company has converted $2,299,020 of principal and $198,869 of accrued interest from its Tier 1 Convertible Subordinated Notes into 417,708 shares of the Company’s common stock.  During the six months ended June 30, 2017 the Company converted $45,000 of principal and $2,713 of accrued interest from its Tier 2 Convertible Subordinated Notes into 4,944 shares of the Company’s common stock.  The Company has $1,639,980 and $86,000 outstanding of the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively as of June 30, 2017.  During the year ended December 31, 2016, the Company had converted $1,061,560 of principal and $60,775 of accrued interest from its Tier 1 Convertible Subordinated Notes into 187,682 shares of the Company’s common stock.  During the year ended December 31, 2016 the Company had converted $210,000 of principal and $10,883 of accrued interest from its Tier 2 Convertible Subordinated Notes into 22,889 shares of the Company’s common stock.  The Company has $3,939,000 and $131,000 outstanding of the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively as of December 31, 2016.  See Note 13 for conversions subsequent to June 30, 2017.

The Convertible Subordinated Notes contained a repricing provision that was triggered on the Tier 2 notes by a private placement of Common Stock on March 31, 2017 to a director and stockholder of the Company.  The conversion rate on the Tier 2 Convertible Subordinated Notes was reduced from $9.65 per share of Common Stock to $5.98 per share of Common Stock.  The repricing provision of the Tier 2 Convertible Subordinated Notes will increase the number of potential shares outstanding from 8,912 to 14,381.

Convertible Unsecured Notes Payable

The Company received advances totaling $5,970,000 from directors and stockholders of the Company as of December 31, 2016.  The advances are evidenced by Convertible Unsecured Note (“Convertible Unsecured Notes”) to directors and stockholders of the company.  The notes can be converted into common stock at a conversion price of $15.00 and have a maturity date of September 30, 2022.  The Convertible Unsecured Notes incur interest, payable upon maturity at 5% per annum on the principal amount.  The Convertible Unsecured Notes contained a repricing provision that was triggered by a private placement of Common Stock on March 31, 2017 to a director and stockholder of the Company.  The conversion rate was reduced from $15.00 per share of Common Stock to $5.98 per share of Common Stock.  The agreement further stipulates that the directors and stockholders of the Company may convert and sell up to 2,500 of these shares per week so long as the trading price per share of Common Stock is above $19.50.

A beneficial conversion feature discount of $1,097,317 was recorded for the Convertible Unsecured Notes as of December 31, 2016.  The unamortized balance of the beneficial conversion feature discount amounted to $987,423 as of December 31, 2016.  The beneficial conversion feature discount is being amortized as interest expense over the terms of the Convertible Unsecured Notes using the effective interest method with an imputed interest rate of 8.03%.

As of December 31, 2016, the Convertible Unsecured Notes issued total $4,982,577, net of the beneficial conversion feature.  Accrued interest as of December 31, 2016 amounted to $71,776.  On April 17, 2017, the Company converted $6,484,000 of principal and $165,219 of accrued interest from its Convertible Unsecured Notes into 1,111,910 shares of common stock at a conversion price of $5.98 per share.  This amount was converted by directors and stockholders of the Company.  As of the date of this filing there were no Convertible Unsecured Notes outstanding.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT (Continued)

Annual principal maturities of long-term debt are as follows:

	June 30,	December 31,
Years ending December 31,	2017	2016
2017	$22,376,147
2018	3,102,943
2019	1,900,500
2020	-
2021	-
Thereafter	1,725,980
Total	29,105,570	$37,837,861
Less: amounts representing imputed interest	(112,223)	(793,502)
Less: amounts representing deferred issuance costs	(23,025)	(46,548)
Less: amounts representing beneficial conversion feature	(1,269,741)	(4,273,831)
	27,700,581	32,723,980
Notes payable due to related party	(1,250,000)	-
Less: current portion notes payable, net of discounts and deferred loan costs	(21,013,924)	(20,315,081)
Long-term portion convertible notes payable, net of discounts	$433,214	$5,737,184
Long-term portion notes payable due to related party, net of discounts	$5,003,443	$6,671,714

NOTE 8 – CAPITAL SUBLEASE OBLIGATION

On December 27, 2013, the Company entered into a noncancelable long term capital sublease agreement with a related party for its manufacturing facility in Shreveport, Louisiana with an aggregate cost of $7,500,000, which is based on the recent selling price of the property. The imputed interest under the capital sublease amounted to 26.4%. Initial sublease payments are waived until the earlier of the start of production or August 1, 2015, after which sublease payments of $249,344 are payable monthly. The capital sublease payments increase by 3% on each 10 year anniversary of the sublease commencement date. The sublease expires on December 27, 2038 and includes two 25 year options to extend.

The Company recognized $1,288,243 and $1,536,869 in interest expense under this sublease agreement for the six months ended June 30, 2017 and 2016, respectively, which is included in current and long term interest payable on the accompanying balance sheets at June 30, 2017 and December 31, 2016.

On July 31, 2015, the Company entered into an amendment to the capital sublease agreement. The amendment abated the monthly sublease payments of $249,344 from August 1, 2015 through January 1, 2016.  Monthly payments for the period February 1, 2016 through July 31, 2016 were deferred and payable in full on August 1, 2016 under the amendment.  As a result of the sublease amendment, the Company recorded an adjustment to reduce the capital sublease obligation and the respective facility under capital sublease by $1,477,323, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 – CAPITAL SUBLEASE OBLIGATION (Continued)

On November 17, 2016, the Company entered into a second amendment to the capital sublease agreement. The amendment converted accrued sublease payments of $2,742,781 and accrued and common area maintenance charges, property taxes, insurance (“lease charges”), late fees and interest of $4,812,806 into 435,036 shares of the Company’s Series C Convertible Preferred Stock and a warrant to purchase 25,000 shares of the Company’s common stock.  The Series C Convertible Preferred Stock convert into an equal number of shares of the Company’s common stock.  The conversion prepaid the December 1, 2016 sublease payment and lease charges.  The aggregate fair value attributed to these detachable warrants was $224,600 at the grant date.  See Note 9 for additional information regarding the warrants.

The November 17, 2016 amendment will also convert projected sublease payments of $2,992,125 and projected lease charges of $598,324 into 96,380 shares of the Company’s Series D Convertible Preferred Stock, which convert into an equal number of shares of the Company’s common stock.  This conversion was effective January 1, 2017 and will prepay the sublease payments and lease charges through December 31, 2017.  As a result of the second sublease amendment, on November 17, 2016, the Company recorded an adjustment to increase the capital sublease obligation and the respective facility under capital sublease by $272,465, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

For the six months ended June 30, 2017 and 2016, the Company incurred common area maintenance charges, property tax, and insurance expense of $299,162 and $435,076, respectively.

Future minimum sublease payments under the noncancelable capital sublease are as follows:

Years ending December 31,
2017	$1,496,063
2018	2,992,125
2019	2,992,125
2020	2,992,125
2021	2,992,125
Thereafter	51,361,022
Total minimum sublease payments	64,825,585
Less: amount representing interest	(58,530,443)
$6,295,142

Facility under capital sublease as of June 30, 2017 and December 31, 2016, is $6,295,142 and $6,295,142, respectively.  Accumulated depreciation as of June 30, 2017 and December 31, 2016, is $937,274 and $812,673, respectively.

NOTE 9 – WARRANTS AND WARRANTS LIABILITY

The Company follows FASB ASC Subtopic 815-40, Contract in An Entity’s Own Equity, as it relates to outstanding warrants.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 – WARRANTS AND WARRANTS LIABILITY (Continued)

In connection with the Shreveport Business Park, LLC second capital sublease amendment, which occurred on November 17, 2016, the Company issued warrants to purchase 25,000 shares of common stock at an exercise price of $20.00 per share.  These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement at November 17, 2021. The aggregate fair value attributed to these warrants was $224,600 at the grant date.  These warrants are classified as equity in the accompanying balance sheets.

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	85.00%
Risk free interest rate	1.72%
Expected life	5.00 years

As of June 30, 2017 and December 31, 2016, none of the warrants had been exercised.

In May 2016, as consideration for a personal guaranty in the amount of $5,000,000 given by a director and stockholder of the company to induce a credit card processor to release $4,000,000 of reserved funds, the Company issued warrants to purchase 58,824 shares of common stock at an exercise price of $17.00 per share.  These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement in May, 2021. The aggregate fair value attributed to these warrants was $820,360 at the grant date.  These warrants are classified as equity in the accompanying balance sheets.

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	82.00%
Risk free interest rate	1.00%
Expected life	5.00 years

As of June 30, 2017 and December 31, 2016, none of the warrants had been exercised.

In connection with the November 2015 Regulation A stock offering of 1,410,048 shares of the Company's common stock at a price of $ 12.00 per share, the Company issued an aggregate of warrants to purchase 21,408 shares of common stock at an exercise price of $12.00 per share to the intermediary technology platform provider. 10,708 of the warrants expire 3 years from the grant date and 10,700 of the warrants expire 7 years from the grant date.  These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision).  Due to these down-round provisions, the Company accounted for these warrants as liabilities instead of equity in the accompanying balance sheets.  The Company will revalue the fair value adjustment of this derivative instrument at each reporting period.  As of June 30, 2017 and December 31, 2016 the fair value of the derivative instrument was $13,049 and $25,540, respectively.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 – WARRANTS AND WARRANTS LIABILITY (Continued)

The June 30, 2017 fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	80.00% - 83.00%
Risk free interest rate	1.21% - 2.04%
Expected life	1.55 - 5.64 years

The December 31, 2016 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	80.00% - 83.00%
Risk free interest rate	1.20% - 2.09%
Expected life	2.05 - 6.13 years

As of December 31, 2016, 18,384 warrants were exercised using the cashless conversion option, resulting in the Company issuing an additional 8,012 shares of common stock.  As of June 30, 2017, no additional warrants had been exercised.  On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company.  The common stock was issued at $5.98 per share.  The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price from $12.00 per share to $5.98 per share and increased the number of shares issuable under these warrants by 3,044.

In connection with the private placement of the Convertible Subordinated Secured Notes, which occurred through December 17, 2015, the Company issued an aggregate of warrants to purchase 83,621 shares of common stock at an exercise price of $7.18 per share, and 3,534 shares of common stock at an exercise price of $11.58 per share. These warrants expire December 2020.  These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision). Due to these down-round provisions, the Company accounted for these warrants as liabilities instead of equity in the accompanying balance sheets.  The Company will revalue the fair value adjustment of this derivative instrument at each reporting period.  As of June 30, 2017 and December 31, 2016 the fair value of the derivative instrument was $351,088 and $813,293, respectively.

The June 30, 2017 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	81.00%
Risk free interest rate	1.64%
Expected life	3.47 years

The December 31, 2016 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	81.00%
Risk free interest rate	1.68%
Expected life	3.96 years

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 – WARRANTS AND WARRANTS LIABILITY (Continued)

As of June 30, 2017 and December 31, 2016, none of the warrants had been exercised.  On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company.  The common stock was issued at $5.98 per share.  The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price of the Tier 1 and Tier 2 from $7.18 and $11.58, respectively, per share to $5.98 per share, and increased the number of shares issuable under these warrants by 20,089.

Below is a summary of warrants outstanding at June 30, 2017 and December 31, 2016:

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2016	1,983,463	$5.67	9.3
Issued	96,478	17.12	5.2
Exercised	(18,384)	12.00
Expired/Forfeited	-	-	-
Balance at December 31, 2016	2,061,557	6.15	8.1
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Valuation adjustment	23,134	5.98	3.5
Balance at June 30, 2017	2,084,691	$6.17	7.6

NOTE 10 – COMMON STOCK

The Company filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015.  The Company offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share.  The offering was authorized to continue until the earlier of March 31, 2016 (which could have been extended at the Company’s option) or the date when all shares have been sold.

On February 16, 2016, the Company closed the Regulation A offering, after issuing 1,410,048 shares of common stock for $15,819,993, net of offering costs of $1,110,583 of which $207,175 is related to the issuance of warrant liabilities as further discussed in Note 9 above and is included in the issuance of stock warrants on the Statement of Stockholders Equity.

In June 2016, the Company issued an additional 63,000 shares of common stock in connection with a private placement for proceeds of $1,069,160.

During the six month period ended June 30, 2017, the Company has issued 117,057 shares of common stock in private placement offerings to a director and stockholder of the Company.  The common stock was issued at $5.98 per share.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 10 – COMMON STOCK (Continued)

As of June 30, 2017, the Company has issued 1,746,946 shares of common stock in connection with the conversion of $10,109,580 of principal and $439,308 of accrued interest on the convertible subordinated secured notes and the convertible unsecured notes as further discussed in Note 7 above.

Stock Options

At the May 23, 2016 annual shareholder meeting, shareholders approved the adoption of the 2016 Incentive and Nonstatutory Stock Option Plan, which was adopted, subject to shareholder approval, by the board of directors on April 25, 2016.  The plan permits the granting of options to purchase up to 2,000,000 shares of common stock.  During October 2016, the Company awarded 510,380 options to certain Company personnel, and directors.  Stock options granted vest equally over a three year period.  Director options are exercisable once the vesting date has occurred, and Company personnel options are exercisable once production begins.  All options expire seven years from the award date and have an exercise price of $19.68 share.  As of December 31, 2016, 121,380 options were forfeited.  There have been no additional shares granted or forfeited during the six months ended June 30, 2017.

The fair value for the options granted was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	70.00%
Risk free interest rate	1.11%
Expected life	4.50 years

The total employee and director stock-based compensation recorded as operating expenses was $702,758 for the six months ended June 30, 2017.  There was no stock-based compensation expense recorded for the six months ended June 30, 2016.  At June 30, 2017 there was $3,271,923 of total unrecognized compensation cost related to unvested stock options.  This cost is expected to be recognized over the next three years.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 10 – COMMON STOCK (Continued)

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2016	-	-	-
Granted	510,380	$19.85	2.8
Exercised	-	-	-
Expired/Forfeited	(121,380)	19.85	-
Balance at December 31, 2016	389,000	19.85	2.8
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Balance at June 30, 2017	389,000	$19.85	2.6

Vested and exercisable at June 30, 2017	-	-	-

The Company currently uses authorized and unissued shares to satisfy share award exercises.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following at June 30, 2017:

Common stock warrants outstanding - related parties	1,971,378
Common stock warrants outstanding	113,313
Common stock options outstanding under the 2016 Plan	389,000
Authorized for future grant or issuance under the 2016 Plan	1,489,620
Convertible notes payable	288,625
Series C Convertible Preferred Stock	435,036
Series D Convertible Preferred Stock	96,380
4,783,352

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Litigation

On July 10, 2017, the Louisiana Motor Vehicle Commission (the “LMVC”) held that the Company was in violation of certain state laws by operating as a manufacturer and dealer without a license. The LMVC fined the Company a total amount of $545,000; $272,500 for not having a manufacturer's license and $272,500 for not having an automobile dealer's license. The LMVC ordered the Company to obtain both licenses to manufacture and deal in Louisiana and to place all refundable reservations into a trust account within 60 days of the LMVC’s decision, or face a daily fine of $5,000. The Company intends to appeal the LMVC’s decision.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 11 – COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

On February 23, 2017, a claim was made by a supplier for payment of a past due balance. The outstanding balance is approximately $0.27 million. The amount is listed on our payables schedule and a monthly payment schedule was established to complete payment in September 2017.

Sales Discounts

The Company provides a sales discount for nonrefundable deposit customers of up to 50% of the nonrefundable deposit, up to $500 per deposit. The deposit will be applied toward the purchase of the vehicle at the time of the customer purchase. No liability has been recorded for the nonrefundable deposit sales discount since revenues have not commenced and the utilization cannot be reasonably estimated at this time. Future committed sales discounts offered amounted to approximately $15,598,688 and $12,120,000 as of June 30, 2017 and December 31, 2016, respectively.

Sales Commitments

In August 2016, an offer was circulated that until the Company reached 65,000 total reservations, non-refundable reservation holders will receive a locked price of $7,300, exclusive of destination/deliver charges, taxes, title, registration, and options/installation.  As a special incentive if non-refundable reservation holders make a binding purchase commitment the locked price is reduced to $7,000.  As of June 30, 2017, the Company has received 65,373 total reservations, of which 36,435 have received the locked price of $7,300 and 21,204 have made a binding purchase commitment and have received the locked price of $7,000.

Creation of New Jobs

Among the terms of the Company’s purchase agreement with RACER was an agreement to use and develop the property so as to create at least 1,500 new jobs.  The Company agreed that if it had not created 1,500 new jobs by February 28, 2016, it would pay RACER $5,000 for each full-time, permanent direct job that fell below the required number.  On March 17, 2015, the Company entered into the second amendment and extended the deadline of this agreement to July 1, 2017.  At December 31, 2016, the Company recorded an accrued liability of $7,500,000, as it was uncertain that the parish in which the property is located would approve another extension, such approval being required under the purchase agreement.  After addressing concerns raised by parish officials, the Company, on May 31, 2017, entered into a third amendment and extended the deadline of this agreement to September 1, 2019.  The Company has evaluated the likelihood of meeting the extension deadline and determined that it is more likely than not that the Company will meet the requirements set forth in the purchase agreement.  As a result, the Company reversed the accrued liability of $7,500,000, which is recorded in other income in the Statement of Operations for the six months ended June 30, 2017.

NOTE 12 – RELATED PARTY TRANSACTIONS

In May 2016, the Company granted an option to purchase 58,824 shares of common stock at an exercise price of $17.00 per share to a director and stockholder of the Company.  The shares were granted in consideration of the personal guaranty in the amount of $5,000,000 given by the director to induce a credit card processor to release $4,000,000 of reserved funds.  The options had a fair value of $820,340 as of the grant date as discussed in Note 9 above.

 During the six months ended June 30, 2017, the Company issued 117,057 shares of common stock in private placement offerings to a director and shareholder of the Company at $5.98 per share.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 12 – RELATED PARTY TRANSACTIONS (Continued)

On April 17, 2017, a director and shareholder of the Company has converted $1,955,000 of principal and $174,095 of accrued interest from his Tier 1 Convertible Subordinated Notes into 356,036 shares of the Company’s common stock at a conversion price of $5.98 per share.  On April 17, 2017, the Company also converted $6,484,000 of principal and $165,219 of accrued interest from its Convertible Unsecured Notes into 1,111,910 shares of common stock at a conversion price of $5.98 per share.  This amount was converted by directors and stockholders of the Company.  As of the date of this filing there were no Convertible Unsecured Notes outstanding.

During 2016, several employees advanced the Company $75,155.  The amount was outstanding at December 31, 2016 and June 30, 2017.  The advance will be repaid during 2017.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through the date of the filing, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements except as discussed in Notes 7 and 11 and below.

Subsequent to June 30, 2017, the Company signed a forbearance agreement with RACER Trust that extended the payments until September 30, 2017, with payments commencing October 1, 2017.  Default interest of 18% per annum will continue accruing as of October 1, 2016.  The agreement also stipulates that if the Company receives net proceeds of at least $25 million in the aggregate from one or more offerings of equity or debt on or before September 30, 2017, the Company shall pay to RACER Trust, the sum of the unpaid monthly amounts due to RACER Trust from October 2016 to September 2017, a total of $2,099,256.

Subsequent to June 30, 2017, the Company issued 96,154 shares of common stock in a private placement offerings to directors and shareholders of the Company at $5.98 per share.

Subsequent to June 30, 2017, the Company has converted $48,000 of principal and $5,144 of accrued interest from its Tier 1 and Tier 2 Convertible Subordinated Notes into 8,870 shares of the Company’s common stock at a conversion price of $5.98 per share.  As of the date of this filing there were $1,606,980 outstanding of the Tier 1 and $71,000 outstanding of the Tier 2 Convertible Subordinated Secured Notes.

Item 4. Exhibits

Exhibit Number	Description	Incorporated by Reference to
2.1	Certificate of Incorporation	Exhibit 3.1 to Registration Statement filed August 3, 2017 (File No. 333-219650)
2.2	Second Amended and Restated Bylaws	Exhibit 3.2 to Registration Statement filed August 3, 2017 (File No. 333-219650)
3.1	Form of Convertible Subordinated Secured Note due September 30, 2022	Exhibit 3.1 to Offering Statement filed August 28, 2015 (File No. 024-10473)
3.2	Form of Registration Rights Agreement	Exhibit 3.2 to Offering Statement filed August 28, 2015 (File No. 024-10473)
3.3	Form of Pledge and Security Agreement	Exhibit 3.3 to Offering Statement filed August 28, 2015 (File No. 024-10473)
3.4	Form of StartEngine Warrant	Exhibit 3.4 to Offering Statement filed October 21, 2015 (File No. 024-10473)
3.5	Common Stock Purchase Warrant issued to Shreveport Business Park, LLC	Exhibit 3.5 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
3.6	Series C Preferred Stock Certificate of Designations	Exhibit 4.7 to Registration Statement filed August 3, 2017 (File No. 333-219650)
3.7	Registration Rights Agreement with Shreveport Business Park, LLC dated November 17, 2016	Exhibit 4.8 to Registration Statement filed August 3, 2017 (File No. 333-219650)
3.8	Series D Preferred Stock Certificate of Designations	Exhibit 4.9 to Registration Statement filed August 3, 2017 (File No. 333-219650)
6.1	Loan and Security Agreement with GemCap Lending I, LLC dated February 28, 2013	Exhibit 6.1 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.2	Loan Agreement Schedule with GemCap Lending I, LLC dated February 28, 2013	Exhibit 6.2 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.3	Continuing Guarantee from Stuart Lichter dated February 28, 2013	Exhibit 6.3 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.4(i)	Amendment Number 4 to the Loan and Security Agreement and Loan Agreement Schedule with CH Capital Lending, LLC dated August 1, 2014	Exhibit 6.4(i) to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.4(ii)	Fourth Amended and Restated Secured Promissory Note (Term Loan) to CH Capital Lending, LLC dated August 1, 2014	Exhibit 6.4(ii) to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.5	Forbearance Agreement with CH Capital Lending, LLC dated July 31, 2015	Exhibit 6.5 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.6	Promissory Note to RACER Trust dated February 28, 2013	Exhibit 6.6 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.7	Security Agreement with RACER Trust dated February 28, 2013	Exhibit 6.7 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.8	First Amendment to Promissory Note with Racer Trust dated March 17, 2015	Exhibit 6.8 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.9	Lease with Shreveport Business Park, LLC dated December 27, 2014	Exhibit 6.9 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.10	First Amendment to Lease with Shreveport Business Park, LLC dated July 31, 2015	Exhibit 6.10 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.11	Promissory Note to Stuart Lichter dated March 6, 2014	Exhibit 6.13 to Offering Statement filed August 28, 2015 (File No. 024-10473)

Exhibit Number	Description	Incorporated by Reference to
6.12	Promissory Note to Stuart Lichter dated May 30, 2014	Exhibit 6.14 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.13	Secured Promissory Note to Stuart Lichter dated June 19, 2014	Exhibit 6.15 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.14	First Amendment to Secured Promissory Note to Stuart Lichter dated July 20, 2015	Exhibit 6.16 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.15	Option Agreement with Stuart Lichter dated as of December 15, 2014	Exhibit 6.17 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.16	Option Agreement with Stuart Lichter dated as of June 29, 2015	Exhibit 6.18 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.17	2016 Incentive and Nonstatutory Stock Option Plan	Exhibit 6.17 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.18	Form of Personal Continuing Guaranty from Stuart Lichter	Exhibit 6.18 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.19	Option Agreement with Stuart Lichter dated as of May 10, 2016	Exhibit 6.19to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.20	Amendment to Option Agreements with Stuart Lichter dated effective as of May 2016	Exhibit 6.20 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.21	Independent Contractor Consulting Agreement with Hari Iyer dated June 1, 2016	Exhibit 6.21 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.22	Loan Extension Agreement with Stuart Lichter dated September 21, 2016	Exhibit 6.24 to Semiannual Report on Form 1-SA filed September 22, 2016 (File No. 24R-00009)
6.23	Form of Convertible Unsecured Notes due September 30, 2022 for advances by directors	Exhibit 6.23 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.24	Loan Extension Agreement with CH Capital Lending, LLC dated as of November 17, 2016	Exhibit 6.24 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.25	Second Amendment to Lease Agreement with Shreveport Business Park, LLC dated November 17, 2016	Exhibit 6.25 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.26	Forbearance Agreement with RACER Trust dated December 1, 2016	Exhibit 6.26 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.27	Forbearance Agreement with RACER Trust dated March 1, 2017	Exhibit 6.27 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.28	Loan Extension Agreement with Stuart Lichter dated April 19, 2017	Exhibit 6.28 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.29	Second Loan Extension Agreement with CH Capital Lending, LLC dated April 27, 2017	Exhibit 6.29 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.30	Forbearance Agreement with RACER Trust dated May 31, 2017	Exhibit 6.1 to Current Report on Form 1-U filed June 7, 2017 (File No. 24R-00009)
6.31	Third Amendment to Purchase and Sale Agreement with Racer Properties LLC dated May 31, 2017	Exhibit 6.2 to Current Report on Form 1-U filed June 7, 2017 (File No. 24R-00009)
6.32	Form of Indemnification Agreement with officers and directors	Exhibit 10.32 to Registration Statement filed August 3, 2017 (File No. 333-219650)

Exhibit Number	Description	Incorporated by Reference to
6.33	Forbearance Agreement with RACER Trust dated July 1, 2017	Exhibit 10.33 to Registration Statement filed August 3, 2017 (File No. 333-219650)
6.34	First Amendment to Second Loan Extension Agreement with CH Capital Lending, LLC dated August 11, 2017

   SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELIO MOTORS, INC.

By:	/s/ Paul Elio
Paul Elio
Chief Executive Officer

By:	/s/ Connie Grennan
Connie Grennan
Chief Financial Officer

Date:	August 15, 2017